Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-1 of our reports dated April 2, 2019, relating to (1) the consolidated financial statements and financial statement schedule of Babcock & Wilcox Enterprises, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph related to Babcock & Wilcox Enterprises, Inc.’s ability to continue as a going concern) and (2) the effectiveness of Babcock & Wilcox Enterprises, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K for the year ended December 31, 2018, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Cleveland, Ohio
April 30, 2019